                                            EQU: TSX, NYSE

Equal Announces Preliminary Findings of Fact and Conclusions of Law from December 2010 Hearing

Calgary, Alberta – (CNW – January 25, 2011) Equal Energy Ltd. (“Equal” or “the Company”) announces that yesterday afternoon Bankruptcy Judge Christopher S. Sontchi issued Preliminary Findings of Fact and Conclusions of Law (“Preliminary Ruling”) regarding the hearing held in Delaware bankruptcy court from December 15 to 17, 2010 in connection with certain agreements between the Company and Petroflow Energy Ltd. (“Petroflow”)  The final findings of fact and conclusions of law may be different than outlined in the Preliminary Ruling.  The Preliminary Ruling is not entered as a ruling so there are no actions to be taken at this time.  The Company does not know when the final finding of fact and conclusions of law will be issued.

The hearing involved disputes between Equal and Petroflow and its bankers that related solely to monetary matters and a claim for partial ownership of water disposal facilities that are used to exploit the Hunton play, as more particularly described in the Company’s January 19, 2011 press release. The Company’s interpretation of the substantive provisions of the Preliminary Ruling is as follows:

-	Equal retains ownership and control of the salt water disposal infrastructure
-	The pre-existing arrangement respecting its former joint venture partner’s use of Equal’s salt water facilities is deemed to have not existed
-	Equal is awarded the right to charge its former joint venture partner for all salt water processed from the inception of the former partnership going forward
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Equal is required to reimburse Petroflow for certain amounts paid by Petroflow to Equal for salt water disposal construction costs which amounts Equal believes will be substantially offset by the salt water processing fees referenced above and other amounts owing to Equal

Management believes the settlement of all monies owed between the parties will have no material financial affect to the Company.

The Preliminary Ruling or the final facts and conclusions of law do and will not affect in any respect the announcement on January 19, 2011 regarding the termination of the Farm-out Agreement between the Company and its former partner.  Similarly, the matters discussed in the Preliminary Ruling do not relate Equal’s ownership of its producing reserves or its ability to exploit its undeveloped land.  Equal intends to recommence its drilling program on the Hunton acreage when formal approval of the termination of the Farm-out Agreement is given by the bankruptcy court which is expected on or before February 17, 2011.

“We’re in discussions with a number of drilling companies to identify when we can recommence our drilling program in the Hunton play.  We plan to drill 4 to 6 Hunton wells over the remainder of 2011” says Don Klapko, president of Equal.  The potential initiation of an exploratory Mississippian oil test will be dependent on the completion of geological mapping currently underway and also on the results of nearby competitor drilling.

Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 263-0262                                                            (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. In particular, this press release contains statements about the Company’s interpretation of the Preliminary Ruling, the expected financial affect of the Preliminary Ruling on the Company and the recommencement of the Company’s drilling program on the Hunton acreage. Forward-looking statements necessarily involve known and unknown risks, including, without limitation the final facts and conclusions of law may be different than outlined in the Preliminary Ruling, the availability of drilling services and risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.